Jeffrey M. Knetsch
Attorney at Law
303.223.1160 tel
303.223.0960 fax
jknetsch@bhfs.com
February 8, 2011

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Recovery Energy, Inc. (the "Company")
Registration Statement on Form S-1 (the "Registration Statement")
Filed August 26, 2010
File No. 333-169070

Dear Mr. Schwall:

In response to your letter to Jeffrey Beunier dated September 23, 2010 and on behalf of the Company, we provide the following responses to the comments contained in your letter.  We are also filing Amendment No. 1 to the Registration Statement simultaneously herewith.

General

1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you filed we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

We have revised and updated the disclosure as requested in this comment.

2.
As you are engaged in oil and gas producing activities as defined under Rule 4-10(a)((16) of Regulation S-X, provide the disclosure required by Subpart 222.1200 of Regulation S-K.  If you feel that any of these items do not apply to you, please explain to us why you believe that to be the case.  In this regard, we note your disclosure on pages F-53 and F-54.

Since Recovery did not own any oil and/or gas reserves at year end 2009 nor did we successfully acquire any oil and/or gas reserves during 2009, many of the disclosures required by Subpart 222.1200 of Regulation S-K do not apply to us.  We have complied with the following sections that require current year disclosure as set forth below:

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Section	Paragraph(s) in S-1
12.06(a)	Page 15--paragraphs following pro forma footnotes Page 21—Overview Page 21--Recent Development and Transactions
12.08(a)	Page 16--Overview Page 17--Principal Oil and Gas Interests
12.08(b)	Page 16--Overview

Similarly, because we did not own any oil and/or gas reserves at year end 2009, we understand that the only disclosures required under Rule 4-10(a)(16) of Regulation S-X are in the proforma financial statements, which disclosures appear on pages F-53 and F-54 and in the paragraphs following the pro forma footnotes on page 15.

3.
You state that you make "forward-looking statements" in reliance on the safe harbor which the PSLRA of 1995 provides. However; because you appear to be an issuer of penny stock, as defined by Exchange Act Rule 3a51-1, the safe harbor you cite applies to none of the statements to which you refer.  To the extent that you retain this section, please revise it to eliminate any suggestion to the contrary. See Securities Act Section 27A(b)(1)(C).

We have deleted the reference to the PSLRA.

Risk Factors

We will require additional capital, page 3

4.
You indicate that you "have sufficient liquidity and capital resources to continue our current operations."  Enhance the related disclosure at page 18 by discussing the business outlook with greater specificity.  For example, if you believe that you have sufficient liquidity and capital resources for at least the next twelve months, make that clear.

We have revised the language under the "additional capital" risk factor and under "Financial Condition and Liquidity" in response to this comment.

5.
Eliminate from the Risk Factors section all text, such as the liquidity assertion cited in comment 4, which mitigates the risk being presented.  Other examples include references to business practices which are "customary" or which relate to the level of insurance coverage, such as appears at pages 7 and 8, as well as some clauses which begin with or precede words like "While" or "However."  Similarly, rather than indicating that there is no assurance of a particular outcome, describe the risk in plain and direct terms.

We have made revisions to several Risk Factors in response to this comment.

We will incur increased costs, page 10

6.	Eliminate generic risks that could apply, for example, to all newly public companies..

We have deleted this Risk Factor.

Unaudited Pro Forma Condensed Financial Statements, page 12

Pro Forma Condensed Statements of Operations, pages 13 and 14

7.	Please correct the summations for all rows and columns in your pro forma statements of operations.

We have corrected the summations.

Notes to the Unaudited Pro Forma Statements of Operations, page 15

Note 1 – Adjustments to Pro Forma Statements of Operations, page 15

8.
We note your disclosure under f. indicating that your pro forma statements of operations include adjustments to weighted average shares outstanding for common stock issued to Edward Mike Davis, LLC in the Albin Field and State Line acquisitions.  Please explain why the common shares issued to Hexagon Investments LLC in connection with the financing of your 2010 property acquisitions were not included in your pro forma adjustments to weighted average shares.

We have corrected the pro forma adjustments to weighted average shares to include the common shares issued to Hexagon Investments LLC.

9.
Please expand your disclosures under c. and g. to explain why you added then reversed certain overriding royalty interest expenses from your pro forum results, and why the expense reflected in your pro forma results for the year ended December 31, 2009 impacts the adjustments to your pro forma results for the six months ended June 30, 2010.

We have expanded the disclosure under notes c and g in response to this comment.

Management's Discussion and Analysis

Overview, page 16

10.
You state that you "target low to medium risk projects." Please reconcile that assertion with the risk factor disclosure at page 4 which includes the caption "... we may also grow our business through the acquisition and development of exploratory oil and gas prospects, which is the riskiest method of establishing oil and gas reserves."

We have clarified the language in this section to explain that while the current business plan is to acquire producing properties, Recovery may also acquire and develop exploratory prospects.

Oil and Natural Gas Properties – Full Cost Method of Accounting, page 19

11.
We note your policy disclosures regarding the full cost ceiling test indicating that your capitalized costs are limited to the estimated "undiscounted" value of future net revenues from proved oil and gas reserves.  Please tell us why you do not apply a discount factor to your calculation of the capitalized cost limitation and explain how your calculation complies with Rule 4-l0(c)(4) of Regulation S-X.

We have corrected the text to state that we do discount future cash flows.  We utilize a PV10 of the future projected cash flows from reserve for the ceiling test calculation.  An outside engineering firm, Ralph E Davis Associates, Inc. in Houston Texas, calculated the reserves at each quarter end.

Business

Recent Developments and Related Transactions, page 21

12.
A number of these transactions are with related parties.  Provide all the disclosure Item 404 of Regulation S-K requires.  For example, we note your statement that "each transaction was approved by the board of directors." However, Item 404(b) requires further disclosure regarding the policies and procedures used in the review, approval, or ratification of any transaction under Item 404(a).

We have expanded the disclosure in this section in response to this comment.

13.
Describe the terms of each of the material agreements in necessary detail.  For example, with regard to the Wilke Field, you refer at page 21 to "the $2,200,000 cash portion of the purchase price," without specifying the total purchase price. At page 22, you do not specify what type of consideration comprised the $4,500,000 purchase price, and you do not explain how any non-cash component(s) were valued for that purpose.

We have expanded the disclosure in this section in response to this comment.

14.	Please provide updated disclosure regarding the June 30, 2010, payment from Matthew Jennings/Resource Energy, Inc. once it becomes available.

The June 30, 2010 payment has not been made as of the date of this filing. We have sent a notice of default and completed a lien search to verify that our liens are perfected and in first priority position.  We have engaged in discussions with Mathew Jennings, who controls Resource Energy, in an attempt to seek a resolution of the default.

Management, page 27

15.
Provide sketches which include no gaps or ambiguities with regard to time or positions held during the past five years.  Include the month and year that positions began and ended in the sketches for Messrs. Parker and Miller.  In Mr. Parker's sketch, specify when during the five year period he served in each of the listed "various capacities," and revise Mr. Beunier's sketch to identify the "national restructuring firm" referenced.  Revise or explain to us why the footnote at page 28 suggests that Mr. Beunier began his service as CEO at an earlier date than is stated in his sketch.

We have revised the biographies in response to this comment.

16.
At page 29, you indicate that Mr. Beunier's employment agreement only requires him to devote ten hours per week to your business.  Provide new risk factor disclosure in that regard, or explain to us why you do not believe such disclosure is appropriate.  We also note your discussion under the risk factor captioned "The loss of one of our officers could adversely affect us" at page 4.

Mr. Beunier's employment agreement has been amended since the initial filing of this registration statement to remove this requirement and he is now a full-time employee.  The description of his employment agreement has been updated to reflect the amendment.

Security Ownership of Certain Beneficial Owners and Management, page 31

17.	Provide new disclosure to identify the natural persons with voting or investment control over the shares held by Edward Mike Davis, L.L.C. and by Westmoore Management; LLC.

The requested disclosure has been added.

Selling Stockholders, page 33

18.	Revise to identify the natural persons who have voting or investment control over the shares held by the entities listed in the selling shareholder table.

We have added a footnote identifying Matthew Jennings as the controlling person for Capital Asset Lending and Westmoore Management.  We do not know who controls C.K. Cooper or Van Gilder Insurance.  All the other selling stockholders are natural persons.

19.	Please reconcile the share ownership totals you provide for Capital Asset Lending and Westmoore Management, LLC in this section as compared with what you provide at page 32 in that regard.

The shares owned by Capital Asset Lending and Westmoore Management, LLC are no longer being registered and have been removed from the table.

20.
Indicate the nature of any position office, or other material relationship which any of the selling stockholders has had with you, or any of your predecessors or affiliates, within the past three years.  Provide disclosure for each stockholder where applicable.

We have added footnotes identifying the material relationships between Recovery and selling stockholders.

Audited Financial Statements for the Year Ended December 31, 2009

Note 3 – Merger Transactions, page F-12

21.
We note your disclosures pertaining to your September 2009 reverse merger transaction with Coronado Resources, LLC (Coronado) in which Coronado was deemed the accounting acquirer. Please expand your disclosures to address the following points:

•
Explain how you determined that Coronado was the accounting acquirer.  Disclose the total number of new shares that you issued in the reverse merger, the parties that acquired those shares, and Coronado shareholders' ownership percentage of your company after the reverse merger.

Coronado was deemed the accounting acquirer based on a number of factors, including that (i) the majority of the shares in the company post reverse merger were owned by Coronado share holders and former Coronado debt holders and (ii) Coronado’s business was the surviving business post acquisition.  Recovery Energy, Inc, f/k/a Universal Holdings, Inc., issued 2,185,000 new shares at the time of the reverse merger, 2,100,000 in exchange for the conversion of Coronado’s debt to equity (shares issued to Capital Asset Lending, LLC, Westmoore Lending, LLC, Westmoore Lending Opportunities, LLC), and 85,000 shares to consultants (shares issued to Tryon Capital Ventures, LLC).  At the time of the merger it was expected that 5,000,000 shares controlled by Universal’s existing shareholders would be returned to the company within 120 days of the merger.  Excluding these shares from the total share count, the anticipated number of shares post merger was 4,284,000.  This would result in approximately 51% of the outstanding shares of the company in the control of Coronado’s former shareholders, debtholders and consultants post merger. After the merger closed in the fourth quarter of 2009, and as disclosed in the restated September 20, 2009 10Q and December 31, 2009 10K, as part of the reorganization of the Company, certain persons, including our Board Chairman, purchased the 5,000,000 shares of stock from existing shareholders that were to be returned to the company.  If the shares were considered outstanding, then Coronado shareholders controlled 7,185,000 or 78.1% of the 9,284,000 outstanding shares of the Company.

•
We note your disclosure indicating that Recovery issued a total of 2,185,000 common shares as a result of the reverse merger while your statements of shareholders' equity on page F-5 indicate that 9,199,000 shares were issued. Please reconcile this difference.  Additionally, explain why your per share prices were different and how you determined the $1.55 versus $3.50 per share prices for the 9,199,000 shares issued.

Since prior to the merger Coronado Resources, LLC was a single member LLC, all existing shares in addition to the 2,185,000 newly issued shares of Recovery Energy Inc, f/k/a Universal Holdings, Inc were considered issued in the Shareholders Equity roll forward.

The 9,199,000 shares shown as being issued in the shareholder’s equity statement on page F-5 were comprised of 2,100,000 shares issued in exchange for debt during the reverse merger, 5,000,000 shares acquired by certain related parties and parties in interest (which were subsequently expensed at $3.50 per share as reorganization expenses), and 2,099,000 shares that were outstanding and free trading.

The 2,100,000 million shares included in the debt for equity conversion were priced at $1.55 per share.  The price was based on the contractual terms of the debt, as well as the fair value of the assets acquired with the debt.  Since the assets were estimated to be worth $3,250,000 and purchased with a note for $3,250,000 which required 2,100,000 shares to extinguish the note in the debt for equity exchange, the value per share was computed to be $1.55.  The debt for equity exchange was approved by the board of Universal Holdings, Inc and according to ASC 805-30-30-7 (formerly FAS141 paragraph 39), the fair value of the asset acquired maybe the better determination of value for compensation exchanged.  Since prior to the reverse merger we were unable to locate any observable market prices, we utilize the fair value of the asset to ascertain the fair value of the shares issued.

The 5,000,000 shares acquired by certain related parties and parties in interests (1,500,000 were acquired by our Chairman, and the remaining 3,500,000 were acquired by the controlling shareholder group). The expense related to the 5,000,000 shares was recognized in the fourth quarter and the price reflected observable market inputs based on several arms length transactions. The accounting guidance is provided by ASC 505-50 Equity – Equity Based Payments to Non-Employees and ASC 718 – Compensation – Stock Compensation (formerly FAS123R). In addition to the accounting guidance provided in ASC 505 and 718 (formerly FAS123R), additional guidance may be found SAB107 which updated/replaced ASR, Topic 5: Miscellaneous Accounting, Subsection T. Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).

The remaining 2,100,000 shares considered outstanding do not include a share price in the shareholders equity section.

•
We note your disclosure indicating that Recovery's controlling shareholders acquired 5,000,000 shares held by the previous officers of Universal Holdings, Inc.  Explain how this transaction affected your reverse merger with Coronado.

As indicated in our restated Quarterly Report on form 10-Q for the quarter ended September 30, 2009, as part of the reorganization, certain persons, including our Board Chairman, purchase 5,000,000 shares of stock from existing shareholders. This transaction was recorded in the fourth quarter and therefore did not affect our reverse merger with Coronado.

•
We note your disclosure indicating that you accounted for the acquisition of assets and liabilities of Recovery Energy, Inc. based on their fair values of $33,746, and recognized a "non-cash reorganization and merger expense" of $17.5 million. Please explain what you received in exchange for this $17.5 million and why you expensed it.

As indicated in our restated Quarterly Report on form 10-Q for the quarter ended September 30, 2009, as part of the reorganization, certain persons, including our Board Chairman, purchase 5,000,000 shares of stock from existing shareholders.  This transaction was recorded in the fourth quarter as required under ASC 505-50 Equity – Equity Based Payments to Non-Employees and ASC 718 – Compensation – Stock Compensation.  In addition to the accounting guidance provided in ASC 505 and 718 (formerly FAS123R), additional guidance may be found SAB107 which updated/replaced ASR, Topic 5: Miscellaneous Accounting, subsection T. Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).

Note 4 – Attempted Property Acquisitions and Commitments, page F-13

22.
We note your disclosures related to your initial attempted purchase of the Wilke Field in December 2009 for $2.2 million and 1,450,000 shares of your common stock.  We understand that you did not make the required $2.2 million payment to complete the acquisition on December 18, 2009, resulting in the seller retaining the 1,450,000 shares.  Further, we note that you retained an option to reacquire the Wilke Field property through January 15, 2010 and exercised this option on January 1, 2010.  Please address the following points related to these transactions:

•	Describe the changes in events or circumstances that occurred to enable your successful reacquisition of the Wilke Field property on January I, 2010.

We have added language to Note 4 in response to this comment.

•
We note that in 2009 you expensed $5.1 million, representing the fair value of the 1,450,000 shares issued, related to the failed attempt to acquire the Wilke Field property.  Tell us why you believe this cost is not associated with and should be capitalized as part of your subsequent acquisition of the Wilke Field property in January 2010.

The Company agreed to a settlement with the seller in December 2009, which resulted in Recovery’s interest in the Wilke Field from the December 2009 purchase agreement reverting back to the seller. The settlement resulted in the seller retaining the 1,450,000 shares it received as a down payment upon default of the seller notes. Recovery was able to negotiate successfully with Hexagon for the financing needed to reacquire the property on January 28, 2010 under different terms. The new terms included a January 1, 2010 effective date versus December 1, 2009 effective date as originally permitted in the December 2009 purchase agreement.

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2010

Note 7 – Acquisitions, page F-32

23.
We note your disclosures indicating that you completed the acquisitions of the Wilke Field, Albin Field and State Line Field oil and gas properties from Edward Mike Davis LLC (Davis) in January, March and April 2010, respectively, and note that you have presented audited statements of revenues and direct operating expenses for each set of acquired producing properties.  Please address the following points:

•
We note that Davis was the seller and. Hexagon Investments, LLC was the financer of the cash portions in each of the three acquisitions.  Please clarify whether these acquisitions were negotiated together or dependent on one another, describing the negotiation process and requirements to purchase these properties.

We have added language to Note 7 to clarify that each of the acquisitions was negotiated and financed independently.

•
As it appears that you were a shell company prior to your acquisitions of these properties in 2010, it appears that the Wilke Field properties acquired in January 2010, or all three acquisitions if negotiated together, represent your predecessor operations, as defined in Rule 405 of Regulation C.  In this case, you would need to present full historical financial statements and related MD&A for your predecessor for all periods presented to comply with Rule 3-02 of Regulation S-X.

We believe that we ceased being a shell company on September 21, 2009, the date of our reverse merger with Coronado. At the time of the merger Coronado owned two drilling rigs valued on its balance sheet at $3,250,000.  As disclosed in our Current Report on Form 8-K dated September 22, 2009, our business plan at that time was to engage "in the services sector of the oil and gas industry through our ownership and operation of medium depth oil drilling rigs." We made an offer of employment to an employee who was to be dedicated to managing the deployment of the rigs. Following the appointment of Roger Parker to our board of directors as chairman, our board made a strategic decision to exit the service side of the oil and gas industry and focus on development and production.  Consequently, the rigs were put up for sale and ultimately sold in May, 2010.

Additionally, since the assets acquired were oil and gas properties we relied on the disclosure requirements and guidance as detailed on the www.sec.gov website, provided by the Division of Corporate Finance, and believe that we are not required to provided full historic financial statements and related management's discussion and analysis as the text copied from the website details below. We assembled records over a multiple month period to provide the support for an audit of direct operating revenues and expenses. Since it appeared that full historic financials were not required based on the guidance provided by the Division of Corporate Finance, we did not require in our acquisition agreements the disclosure of this information by the seller nor is the seller willing to provide us this information.

Additionally, it is our understanding that a portion of the assets acquired from the seller were acquired by the seller immediately prior to our acquisition by the seller from its partners in the properties and therefore were not consolidated into the sellers historic financials.

We did not acquire or employ any of Davis’s employees post acquisition.

Finally, the majority of the value attributed to the acquired assets were wells drilled during the first quarter of 2010 and therefore the assets only would have been classified as undeveloped lease at year end 2009. We were unable to provide year end reserves as they were unknown prior to the discovery well drilled by the Seller during the first quarter 2010.  For the Wilke and Palm acquisitions, we provided year end reserve estimates as recommended by the requirements detailed below.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

Division of Corporation Finance:
Frequently Requested
Accounting and Financial Reporting
Interpretations and Guidance

Prepared by Accounting Staff Members
in the Division of Corporation Finance
U.S. Securities and Exchange Commission,
Washington, D.C.

March 31, 2001

III.	Guidance About Financial Statement Requirements

C. Financial Statements for Acquired Oil & Gas Producing Properties

The acquisition of a working interest in oil and gas producing properties is deemed to be the acquisition of a business for purposes of Rule 3-05 of Regulation S-X and Form 8-K. If it is not practicable to obtain complete audited financial statements with respect to an acquired oil and gas property, we will not waive the requirement to furnish financial information. However, we will accept audited statements of revenues and direct operating expenses for the necessary periods as determined by the level of significance. A footnote should explain the omitted historical expenses and the reasons for the omission. If the type and amounts of omitted expenses are known or reasonably available on an unaudited basis they should be disclosed in an unaudited footnote.

The supplementary disclosures described in paragraphs 10 through 17 and 30 through 34 of SFAS 69 should be furnished pursuant to Item 302(b) of Regulation S-K. Where prior year reserve studies were not made, we will accept the reserves computed for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. The registrant may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. The method of computation should be disclosed in a footnote.

We believe that in all cases it is necessary to present information as of the latest year-end on reserve quantities and the future net revenues associated with those quantities. However, SAB Topic 2:D.Question 5 states that "the staff will consider, on a case-by-case basis, granting exemptions from (i) the disclosure requirements for year to year reconciliations of reserve quantities, and (ii) the requirements ... for a summary of oil and gas producing activities and a summary of changes in the net present value of reserves. For instance, the staff may consider requests for exemptions in cases where the properties acquired ... are fully explored and developed, particularly if the management of the emerging company has not been involved in the exploration and development of such properties."

•
Quantify the significance of the three acquisitions, individually and combined, to the results of operations and financial position associated with all oil and gas operations of Davis at the time of sale, and to the entity as a whole.  Describe the extent to which Davis operates in other industries apart from oil and gas

Edward Mike Davis has confirmed the following to us:  Edward Mike Davis, L.L.C. and Spottie, Inc. are privately owned solely by Edward Mike Davis and do not disclose their financial statements or land holdings publicly.  As part of the normal course of their businesses, both of these entities regularly acquire and sell oil and gas assets as well as drill exploratory wells to locate new fields containing oil and related items.  Each entity owns significant non-oil and gas assets, which are primarily used for investment purposes.  Following the transactions with Recovery, these entities (as well as other companies which Mr. Davis owns) continue to own oil and gas leases in the states of Colorado, Nebraska, Wyoming and Texas, including significant interests in Nebraska.  Some of these leases are developed and other portions are undeveloped. The revenues generated by those properties represented a non-material percentage of his total oil and gas revenues in 2010.

•
If your acquisitions represent a significant portion of Davis, you may need to include consolidated financial statements for this entity in your filing, along with pro forma adjustments eliminating the portion retained by Davis.

We do not believe that the acquisitions represent a significant portion of Davis requiring the inclusion of Davis' consolidated financial statements as they represent less than 10% of Davis’s acreage position in the general area. Furthermore, Davis has extensive holdings outside of the area of our acquisitions and significant non-oil and gas holdings.

Undertakings, page II-8

24.
Please revise to ensure that you provide the complete and precise text of all the undertakings that Item 512 of Regulation S-K requires you to include.  For example, you have not provided all the required text from Item 512(a)(1) of Regulation S-K.

We have updated the undertakings.

Sincerely,

Jeffrey M. Knetsch